UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

JR Shinjuku Miraina Tower, 23rd Floor

4-1-6 Shinjuku

Shinjuku-ku, Tokyo, 160-0022, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

May 13, 2020	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

Announcement of Additional Information of Summary of Consolidated Financial Results for the Three Months Ended March 31, 2020

LINE Corporation (Headquarters: Shinjuku-ku, Tokyo, Japan; Representative Director and President: Takeshi Idezawa) announces additional information for the “Summary of Consolidated Financial Results for the Three Months Ended March 31, 2020” announced on April 28, 2020, as follows.

The new information consists of the following:

1. Interim Condensed Consolidated Financial Statements and selected Notes	6

(3) Interim Condensed Consolidated Statement of Comprehensive Income - Unaudited	8

(4) Interim Condensed Consolidated Statement of Change in Equity - Unaudited	9

(5) Notes to Interim Condensed Consolidated Financial Statements - Unaudited	11

Notes to Significant Accounting Policies	11

Notes to Subsequent Events	16

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail. All references to the “Company,” “we,” “us” or “our” shall mean LINE Corporation and, unless the context otherwise requires, its consolidated subsidiaries.

April 28, 2020

LINE Corporation Announces Summary of

Consolidated Financial Results

for the Three Months Ended March 31, 2020

<Prepared in accordance with the International Financial Reporting Standards (“IFRS”)

as issued by the International Accounting Standards Board (“IASB”)>

TOKYO — LINE Corporation (NYSE: LN) (TOKYO: 3938) announces the summary of its consolidated financial results for the three months ended March 31, 2020.

Company name:	LINE Corporation (Stock Code: 3938) (the “Company”)
Stock exchange on which the shares are listed:	Tokyo Stock Exchange
URL:	http://linecorp.com/
Representative:	Takeshi Idezawa, Chief Executive Officer
Contact:	Kokan Ki, Executive Officer
Telephone:	+81-3-4316-2050
Filing date of quarterly securities report: May 14, 2020
Payment date of dividends: –
Supplemental materials prepared on quarterly financial results: Yes
Financial results conference scheduled: None

(Yen amounts are rounded to the nearest million, unless otherwise noted.)

1.	Consolidated financial results for the first three months of 2020 (from January 1, 2020 to March 31, 2020)

(1)   Consolidated operating results (cumulative)

(Percentages indicate year-on-year changes.)

	Revenues		Loss from operating activities		Loss before income taxes		Loss for the period
For the three months ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
March 31, 2020	58,968	6.6	(4,356)	—	(10,082)	—	(10,574)	—
March 31, 2019	55,323	13.5	(7,892)	—	(11,270)	—	(10,718)	—

	Loss attributable to the shareholders of the Company		Comprehensive loss for the period		Basic earnings/(loss) per share		Diluted earnings/(loss) per share
For the three months ended	Millions of yen	%	Millions of yen	%	Yen		Yen
March 31, 2020	(8,283)	—	(15,192)	—		(34.55)		(34.55)
March 31, 2019	(10,314)	—	(11,555)	—		(43.23)		(43.23)

(2)	Consolidated financial position

	Total assets	Total equity	Equity attributable to the shareholders of the Company	Ratio of equity attributable to the shareholders of the Company to total assets
As of	Millions of yen	Millions of yen	Millions of yen	%
March 31, 2020	524,810	160,349	146,071	27.8
December 31, 2019	541,352	174,663	158,133	29.2

2.	Cash dividends

Annual dividends per share
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Total
	Yen	Yen	Yen	Yen	Yen
For the year ended December 31, 2019	—	0.00	—	0.00	0.00
For the year ending December 31, 2020	—
For the year ending December 31, 2020 (Forecast)		—	—	—	—
Note:	Revisions to the cash dividends forecasts most recently announced: None
Cash dividend forecasts for the year ending December 31, 2020: The Company has not yet made a decision regarding dividends.

3.	Consolidated earnings forecasts for 2020 (from January 1, 2020 to December 31, 2020)

Amid rapid international and domestic changes, there is a level of uncertainty within the mobile applications market for smartphones and other mobile devices, the main business of the Company and its subsidiaries (collectively, the “Group”). As the state of this market significantly impacts the Group’s financial results, it is difficult to formulate a precise earnings forecast. Furthermore, as the Company’s shares are listed on the New York Stock Exchange as well as the Tokyo Stock Exchange, we are also carefully considering risks relating to U.S. securities regulations. Accordingly, an announcement concerning earnings forecasts is not made at this time.

Notes

(1)	Changes in significant subsidiaries during the current period (changes in specified subsidiaries resulting in change in scope of consolidation): None

(2)	Changes in accounting policies and estimates

a.	Changes in accounting policies due to revision in accounting standard under IFRS: None

b.	Changes in accounting policies due to other reasons: None

c.	Changes in accounting estimates: None

(3)	Number of shares issued and outstanding (common stock)

a.	Total number of common shares issued and outstanding at the end of the period (including treasury shares)

As of March 31, 2020	241,363,642 shares
As of December 31, 2019	241,133,142 shares

b.	Number of treasury shares at the end of the period

As of March 31, 2020	1,522,276 shares
As of December 31, 2019	1,524,392 shares

c.	Average number of common shares outstanding during the period (cumulative from the beginning of the fiscal year)

For the three months ended March 31, 2020	239,737,615 shares
For the three months ended March 31, 2019	238,602,623 shares

Quarterly financial results reports are exempt from review procedures conducted by certified accountants or an audit firm.

For the purpose of fair disclosure in connection with the release of the financial statements by NAVER Corporation, the Company’s parent company, and timely disclosure of the Company’s Summary of Consolidated Financial Results, the Company discloses the Interim Condensed Consolidated Statement of Financial Position, Interim Condensed Consolidated Statement of Profit or Loss and segment information in advance, and other information will be released as soon as it has been prepared. Supplementary information to this earnings release, including the Group’s profit and loss by segment, will be available today at the following IR website: https://linecorp.com/en/ir/top.

Index:

1.	Interim Condensed Consolidated Financial Statements and selected Notes

(1)	Interim Condensed Consolidated Statement of Financial Position - Unaudited

	(In millions of yen)

	December 31, 2019	March 31, 2020
Assets
Current assets
Cash and cash equivalents	217,345	178,757
Trade and other receivables	42,680	45,084
Other financial assets, current	20,117	19,750
Contract assets	241	269
Inventories	4,740	6,016
Other current assets	10,518	8,793

Total current assets	295,641	258,669

Non-current assets
Property and equipment	25,024	23,969
Right-of-use assets	54,337	63,559
Goodwill	17,651	17,540
Other intangible assets	7,801	8,408
Investments in associates and joint ventures	64,194	73,669
Other financial assets, non-current	51,737	54,023
Deferred tax assets	24,095	24,112
Other non-current assets	872	861

Total non-current assets	245,711	266,141

Total assets	541,352	524,810

Liabilities
Current liabilities
Trade and other payables	43,710	40,466
Other financial liabilities, current	44,826	46,192
Accrued expenses	23,462	14,968
Income tax payables	3,963	938
Lease liabilities, current	11,487	13,155
Contract liabilities	25,752	26,099
Provisions, current	3,221	3,474
Other current liabilities	5,238	6,672

Total current liabilities	161,659	151,964

Non-current liabilities
Corporate bonds	142,851	143,031
Other financial liabilities, non-current	362	397
Lease liabilities, non-current	45,150	52,869
Deferred tax liabilities	1,071	675
Provisions, non-current	4,528	4,806
Post-employment benefits	9,617	9,566
Other non-current liabilities	1,451	1,153

Total non-current liabilities	205,030	212,497

Total liabilities	366,689	364,461

Shareholders’ equity
Share capital	96,737	97,032
Share premium	121,299	121,864
Treasury shares	(6,308)	(6,300)
Accumulated deficit	(53,524)	(61,797)
Accumulated other comprehensive income	(71)	(4,728)

Equity attributable to the shareholders of the Company	158,133	146,071

Non-controlling interests	16,530	14,278

Total shareholders’ equity	174,663	160,349

Total liabilities and shareholders’ equity	541,352	524,810

(2)	Interim Condensed Consolidated Statement of Profit or Loss - Unaudited

	(In millions of yen)

	For the three-month period ended March 31,
	2019	2020
Revenues and other operating income:
Revenues	55,323	58,968
Other operating income	152	252

Total revenues and other operating income	55,475	59,220

Operating expenses:
Payment processing and licensing expenses	(8,803)	(10,137)
Sales commission expenses	(4,254)	(2,785)
Employee compensation expenses	(17,190)	(18,705)
Marketing expenses	(7,499)	(4,789)
Infrastructure and communication expenses	(2,708)	(2,699)
Outsourcing and other service expenses	(9,101)	(11,304)
Depreciation and amortization expenses	(5,184)	(6,487)
Other operating expenses	(8,628)	(6,670)

Total operating expenses	(63,367)	(63,576)

Loss from operating activities	(7,892)	(4,356)
Finance income	143	105
Finance costs	(452)	(515)
Share of loss of associates and joint ventures	(3,474)	(3,144)
Gain/(loss) on foreign currency transactions, net	93	(843)
Other non-operating income	649	525
Other non-operating expenses	(337)	(1,854)

Loss before tax from continuing operations	(11,270)	(10,082)
Income tax benefits/(expenses)	547	(492)

Loss for the period from continuing operations	(10,723)	(10,574)
Profit from discontinued operations, net of tax	5	—

Loss for the period	(10,718)	(10,574)

Attributable to:
The shareholders of the Company	(10,314)	(8,283)
Non-controlling interests	(404)	(2,291)

		(In yen)
Earnings per share
Basic loss for the period attributable to the shareholders of the Company	(43.23)	(34.55)
Diluted loss for the period attributable to the shareholders of the Company	(43.23)	(34.55)
Earnings per share from continuing operations
Basic loss from continuing operations attributable to the shareholders of the Company	(43.25)	(34.55)
Diluted loss from continuing operations attributable to the shareholders of the Company	(43.25)	(34.55)
Earnings per share from discontinued operations
Basic profit from discontinued operations attributable to the shareholders of the Company	0.02	—
Diluted profit from discontinued operations attributable to the shareholders of the Company	0.02	—

(3)	Interim Condensed Consolidated Statement of Comprehensive Income - Unaudited

	(In millions of yen)

	For the three-month period ended March 31,
	2019	2020
Loss for the period	(10,718)	(10,574)
Other comprehensive income
Items that will not be reclassified to profit or loss:
Net changes in fair value of equity instruments at FVOCI	(268)	626
Income tax relating to items that will not be reclassified to profit or loss	86	(197)
Items that may be reclassified to profit or loss:
Debt instruments at FVOCI:
Net changes in fair value of debt instruments at FVOCI	(1)	(43)
Reclassification to profit or loss of debt instruments at FVOCI	4	(2)
Exchange differences on translation of foreign operations:
Loss arising during the period	(741)	(5,273)
Reclassification to profit or loss	1	—
Proportionate share of other comprehensive income of associates and joint ventures	(3)	(243)
Income tax relating to items that may be reclassified subsequently to profit or loss	85	514

Total other comprehensive loss for the period, net of tax	(837)	(4,618)

Total comprehensive loss for the period, net of tax	(11,555)	(15,192)

Attributable to:
The shareholders of the Company	(11,084)	(12,940)
Non-controlling interests	(471)	(2,252)

(4)	Interim Condensed Consolidated Statement of Change in Equity - Unaudited

	(In millions of yen)

	Equity attributable to the shareholders of the Company
					Accumulated other comprehensive income or loss
	Share capital	Share premium	Treasury shares	Accumulated deficit	Foreign currency translation reserve	Financial assets at FVOCI	Defined benefit plan reserve	Total
Balance at January 1, 2019	96,064	118,626	(8,205)	(5,556)	(659)	(1,417)	63	198,916
Adjustment on adoption of new accounting standards	—	—	—	(26)	—	—	—	(26)

Balance at January 1, 2019 (adjusted)	96,064	118,626	(8,205)	(5,582)	(659)	(1,417)	63	198,890
Comprehensive loss
Loss for the period	—	—	—	(10,314)	—	—	—	(10,314)
Other comprehensive loss	—	—	—	—	(584)	(186)	—	(770)

Total comprehensive loss for the period	—	—	—	(10,314)	(584)	(186)	—	(11,084)
Transactions with owners and other transactions
Recognition of share-based payments	—	460	—	—	—	—	—	460
Exercise of stock options	135	(34)	—	—	—	—	—	101
Changes in interest in subsidiaries	—	208	—	—	—	—	—	208
Acquisition of subsidiaries	—	—	—	—	—	—	—	—
Disposal of treasury shares	—	(10)	13	—	—	—	—	3
Transfer of accumulated other comprehensive income to accumulated deficit	—	—	—	52	—	(52)	—	—
Other	—	—	—	(24)	—	—	—	(24)

Total transactions with owners and other transactions	135	624	13	28	—	(52)	—	748

Balance at March 31, 2019	96,199	119,250	(8,192)	(15,868)	(1,243)	(1,655)	63	188,554

	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2019	9,598	208,514
Adjustment on adoption of new accounting standards	—	(26)

Balance at January 1, 2019 (adjusted)	9,598	208,488
Comprehensive loss
Loss for the period	(404)	(10,718)
Other comprehensive loss	(67)	(837)

Total comprehensive loss for the period	(471)	(11,555)
Transactions with owners and other transactions
Recognition of share-based payments	—	460
Exercise of stock options	—	101
Changes in interest in subsidiaries	9,602	9,810
Acquisition of subsidiaries	86	86
Disposal of treasury shares		3
Transfer of accumulated other comprehensive income to accumulated deficit	—	—
Other	—	(24)

Total transactions with owners and other transactions	9,688	10,436

Balance at March 31, 2019	18,815	207,369

(4)	Interim Condensed Consolidated Statement of Change in Equity - Unaudited

	(In millions of yen)

	Equity attributable to the shareholders of the Company
					Accumulated other comprehensive income or loss
	Share capital	Share premium	Treasury shares	Accumulated deficit	Foreign currency translation reserve	Financial assets at FVOCI	Defined benefit plan reserve	Total
Balance at January 1, 2020	96,737	121,299	(6,308)	(53,524)	(1,342)	2,355	(1,084)	158,133
Comprehensive (loss)/income
Loss for the period	—	—	—	(8,283)	—	—	—	(8,283)
Other comprehensive (loss)/income	—	—	—	—	(4,840)	189	(6)	(4,657)

Total comprehensive (loss)/income for the period	—	—	—	(8,283)	(4,840)	189	(6)	(12,940)
Transactions with owners and other transactions
Recognition of share-based payments	—	632	—	—	—	—	—	632
Forfeiture of stock options	—	(13)	—	13	—	—	—	—
Exercise of stock options	295	(44)	—	—	—	—	—	251
Disposal of treasury shares	—	(10)	13	—	—	—	—	3
Purchase of treasury shares	—	—	(5)	—	—	—	—	(5)
Other	—	—	—	(3)	—	—	—	(3)

Total transactions with owners and other transactions	295	565	8	10	—	—	—	878

Balance at March 31, 2020	97,032	121,864	(6,300)	(61,797)	(6,182)	2,544	(1,090)	146,071

	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2020	16,530	174,663
Comprehensive (loss)/income
Loss for the period	(2,291)	(10,574)
Other comprehensive (loss)/income	39	(4,618)

Total comprehensive (loss)/income for the period	(2,252)	(15,192)
Transactions with owners and other transactions
Recognition of share-based payments	—	632
Forfeiture of stock options	—	—
Exercise of stock options	—	251
Disposal of treasury shares	—	3
Purchase of treasury shares	—	(5)
Other	—	(3)

Total transactions with owners and other transactions	—	878

Balance at March 31, 2020	14,278	160,349

(5)	Notes to Interim Condensed Consolidated Financial Statements - Unaudited

Notes to Significant Accounting Policies

The significant accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2019.

The adoption of new and revised IFRS issued by the International Accounting Standards Board that are mandatorily effective for an accounting period that begins on or after January 1, 2020 had no significant impact on the Group’s unaudited interim condensed consolidated financial statements as of March 31, 2019 and 2020 and for the three-month periods then ended, as well as annual consolidated financial statements for the year ended December 31, 2019.

In addition, the new and revised standards and interpretations that have been issued but are not yet effective have not been adopted early by the Group.

Notes to Segment Information

The Group identifies operating segments based on the internal report regularly reviewed by the Group’s Chief Operating Decision Maker to make decisions about resources to be allocated to segments and to assess performance. An operating segment of the Group is a component for which discrete financial information is available. The Chief Operating Decision Maker has been identified as the Company’s board of directors. No operating segments have been aggregated to form the reportable segments.

Under the corporate strategy to allocate the resources generated from the Core business to the Strategic business, the Company’s board of directors individually assesses the business performance of the Core business based on revenue and profitability growth and assesses the business performance of the Strategic business based on profitability as well as important non-financial KPIs such as expansion of the user base.

(1)	Description of Reportable Segments

The Group’s reportable segments are as follows:

Core business segment	The Core business segment mainly consists of advertising service, communication and content. Advertising services mainly include display advertising, account advertising, and other advertising. Display advertising provides advertisements on services such as LINE NEWS. Account advertising mainly includes LINE Official Accounts and Sponsored Stickers. Other advertising mainly includes advertisements on services such as livedoor Blog, NAVER Matome and advertisements appearing on LINE Part-Time Job. Communication mainly includes LINE Stickers. Content mainly includes LINE GAME.
Strategic business segment	The Strategic business segment consists of Fintech services such as LINE Pay service, and other services such as AI, LINE Friends, and E-commerce.

(2)	Profit or Loss for the Group’s reportable segments

The Group’s operating profit or loss for each segment is prepared in the same method as used in the consolidated financial statements, except that certain items such as other operating income and share-based compensation expenses are included in corporate adjustments. Also, IT development expenses and indirect expenses such as department management fees are allocated based on the information such as the hours of service provided, the number of server infrastructures used to provide the service, or the percentage of revenues. As the Company’s board of directors uses the information after eliminating intercompany transactions for their performance assessment, there is no adjustment between segments.

For the three-month period ended March 31, 2019

					(In millions of yen)

	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers	47,948	7,375	55,323	—	55,323
Segment profit/(loss)(2)	8,266	(14,987)	(6,721)	(1,171)	(7,892)
Depreciation and amortization expenses	3,283	1,901	5,184	—	5,184
(1)	Corporate adjustments include expenses such as other operating income and share-based compensation expenses.
(2)	The amount of Segment profit/(loss) is equivalent to loss from operating activities on the Interim Condensed Consolidated Statement of Profit or Loss.

For the three-month period ended March 31, 2020

					(In millions of yen)

	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers	51,854	7,114	58,968	—	58,968
Segment profit/(loss)(2)	11,970	(15,192)	(3,222)	(1,134)	(4,356)
Depreciation and amortization expenses	4,146	2,341	6,487	—	6,487
(1)	Corporate adjustments include expenses such as other operating income and share-based compensation expenses.
(2)	The amount of Segment profit/(loss) is equivalent to loss from operating activities on the Interim Condensed Consolidated Statement of Profit or Loss.

The reconciliation of Segment loss to loss before tax from continuing operations is as follows:

For the three-month periods ended March 31,

		(In millions of yen)

	2019	2020
Segment loss	(7,892)	(4,356)
Finance income	143	105
Finance costs	(452)	(515)
Share of loss of associates and joint ventures	(3,474)	(3,144)
Gain/(loss) on foreign currency transactions, net	93	(843)
Other non-operating income	649	525
Other non-operating expenses	(337)	(1,854)

Loss for the period before tax from continuing operations	(11,270)	(10,082)

The above items are not allocated to individual segments as these are managed on an overall group basis.

(3)	Revenues from Major Services

The Group’s revenues from continuing operations from its major services for the three-month periods ended March 31, 2019 and 2020 are as follows.

Revenues recognized at a point in time mainly consist of revenues from LINE Friends.

For the three-month periods ended March 31,

	(In millions of yen)

	2019	2020
Core business
Advertising
Display advertising(1)	10,624	15,356
Account advertising(2)	15,590	15,665
Other advertising(3)	3,639	2,023

Sub-total	29,853	33,044

Communication, content, and others
Communication(4)	7,427	7,763
Content(5)	9,492	10,340
Others	1,176	707

Subtotal	18,095	18,810

Core business total	47,948	51,854

Strategic business
Friends(6)	4,463	2,909
Others(7)	2,912	4,205

Strategic business total	7,375	7,114

Total	55,323	58,968

(1)	Revenues from display advertising primarily consisted of fees from advertisement on services such as Timeline, Smart Channel and LINE NEWS.
(2)	Revenues from account advertising primarily consisted of fees from LINE Official Accounts, Sponsored Stickers and LINE Points.
(3)	Revenues from other advertising were mainly attributable to advertising revenue from livedoor, NAVER Matome and LINE Part-Time Job.
(4)	Revenues from communication were mainly attributable to sales of LINE Stickers and Creator Stickers.
(5)	Revenues from content primarily consisted of sales of LINE GAME’s virtual items.
(6)	Friends primarily consisted of revenues from sales of character goods.
(7)	Others primarily consisted of revenues from E-commerce.

Notes to Going-Concern Assumption

Not applicable.

Notes to Subsequent Events

Issuance of Stock Warrant (Stock Option)

Pursuant to the resolution of the board of directors’ meeting held on July 9, 2019, March 30, 2020 and April 28, 2020, the Company granted stock warrants in the form of stock options (LINE Corporation 25th stock option) to employees of the Company and its subsidiaries on April 30, 2020.

Name of stock options	LINE Corporation 25th Stock Option
Title and number of grantees	2,396 of the Company’s employees, including executive officers 3,415 of the employees of the Company’s subsidiaries
Total number of stock options	48,226
Class and number of shares to be issued upon exercise of stock options	4,822,600 of common shares
Value of property to be contributed upon exercise of stock options	3,500 yen of the exercise price per share multiplied by number of shares granted
Fair value of stock options at the grant date	271,359 yen per stock option (2,714 yen per-common-share basis)
Exercise period for stock options	From July 29, 2022 to July 8, 2029

Acquisition of additional shares of DEMAE-CAN, Ltd.

The Group resolved at the board of directors’ meeting held on March 26, 2020 to take on new shares issued by DEMAE-CAN, Ltd. through a third-party allotment and settled the payment of 15,000 million yen on April 24, 2020. As a result, the proportion of voting rights held by the Company became 35.9% from 21.7%.